Exhibit 14.1

Code of Ethics

It is the policy of Akers Biosciences, Inc. (“Akers” or the “Company”) that the Company’s Board of Directors (“Board”), Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), principal accounting officer or controller (or persons performing similar functions) and all employees adhere to, advocate and promote the following principles:

1.	Loyalty to the interests of our shareholders, customers, suppliers, fellow employees, strategic partners and other business associates;
2.	Honest and ethical conduct in any action, practice or course of conduct within the Company or with its business partners;
3.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
4.	Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the United States Securities and Exchange Commission (the “SEC” or “Commission”) and other public communications made by the Company; and
5.	Compliance with laws, rules and regulations applicable to the Company.

Conflicts of Interest

●	Insiders (directors, officers and employees of the Company) shall maintain a high degree of integrity in the conduct of the Company’s business and maintain independent judgment. Each insider must avoid any activity or personal interest that creates, or reasonably appears to create, a conflict between his/her interests and the interests of the Company. A conflict of interest arises any time such a person has a duty or interest that may conflict with the proper and impartial fulfillment of such person’s duties, responsibilities or obligations to the Company, such as:

1.	Making an investment that may affect his/her business decisions;
2.	Owning a meaningful financial interest in, or being employed by, an organization that competes with or whose interests could reasonably be expected to conflict with those of the Company;
3.	Owning a meaningful interest in, or being employed by, an organization that does, or seeks to do, business with the Company;
4.	Making a decision on a matter where such person’s self-interests may reasonably call into question the appropriateness of the decision;
5.	Being employed by or accepting compensation from any other person as a result of business activity or prospective business activity affecting the Company;

●	No insider shall direct, or seek to direct, any Company business to any business enterprise in which the insider or his or her family has a meaningful ownership position or serves in a leadership capacity.;
●	No insider shall seek or accept for his or her self or for any family member any favors, preferential treatment, special benefits, gifts, loans or other consideration as a result of such insider’s association with a business associate or with the company, except those customary and usual benefits directly provided by a business associate of the company.

Corporate Opportunities and Transactions with Business Associates

Insiders and their family members must not profit, directly or indirectly, due to their position in the Company to the detriment, or at the expense, of the Company or any of its business associates. No insider shall take for his or her own advantage any business opportunity for profit, which he or she learns about as a result of his or her position with the Company.

Confidentiality

●	No insider or family member shall discuss with, or inform others about, any actual or contemplated business transaction by the Company or any business associate except as required in the performance of the insider’s employment duties and then only for the benefit of the Company or the business associate, as appropriate, and in no event for personal gain or for the benefit of any other third party.
●	No insider or family member shall give any information to any third party about any pending or proposed business transaction of the Company or its business associates unless expressly authorized to do so by the Company’s CEO.
●	No insider or family member other than the Company’s CEO, CFO or Chairman of the Board may discuss the Company or its business associates with any member of the press or media except with the prior authorization of the Company’s CEO, CFO or Chairman of the Board.

Document Retention

●	The Company will comply fully with all laws and regulations relating to the retention and preservation of records. All insiders shall comply fully with the Company’s policies regarding the retention and preservation of records. Under no circumstances may Company records be destroyed selectively or maintained outside Company premises or designated storage facilities.
●	If the Existence of a subpoena or impending government investigation becomes known to an insider, he or she must immediately contact the CEO and Chair of the Company’s Risk and Disclosure Committee of the Board (the “Risk and Disclosure Committee”). Insiders must retain all records and documents that may be responsive to a subpoena or pertain to an investigation.

Enforcement

●	The Company must ensure prompt and consistent action against violations of this Code of Ethics.
●	If, after investigating a report of an alleged prohibited action by a director or executive officer, the Risk and Disclosure Committee determines that a violation of this Code of Ethics has occurred, the Risk and Disclosure Committee will report such determination to the Board.
●	If, after investigating a report of an alleged prohibited action by any other person, the relevant supervisor determines that a violation of this Code of Ethics has occurred, the supervisor or the CEO will report such determination to the Board.
●	Upon receipt of a determination that there has been a violation of this Code of Ethics, the Board will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

Reporting and Treatment of Violations

A waiver of a provision of this Code of Ethics shall be requested whenever there is reasonable likelihood that a contemplated action will violate the Code of Ethics. A waiver of a provision of the Code of Ethics may only be permitted with the written approval of the Risk and Disclosure Committee. Any waiver (including an implicit waiver) that constitutes a material departure from a provision of this Code of Ethics shall be publicly disclosed on a timely basis, to the extent required by applicable rules and regulations of the SEC. In addition, any amendments to this Code of Ethics (other than technical, administrative or other non- substantive amendments) shall be publicly disclosed on a timely basis, to the extent required by applicable rules and regulations of the SEC.

Every director and employee is required to sign this Code of Ethics.

I have received, read and understand this Code of Ethics:

Signed:

Name:

Date:

Employee [  ] Director [   ]